PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

TSX-V: “DJE”

FOR IMMEDIATE RELEASE:

June 26, 2006

BROWNSTONE ACQUIRES 10% OF DEJOUR’S PICEANCE/UINTA NATURAL GAS AND OIL PROJECT

Vancouver, British Columbia, Canada, June 26, 2006 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”) announced today it has signed a binding Letter of Intent through its wholly owned subsidiary Dejour Energy (USA) Corp. with Brownstone Ventures, Inc. (TSX-V: “BWN”), subject to regulatory approval, to participate with Retamco Operating Inc. in certain oil and gas properties (conventional and unconventional) in the  Piceance-Uinta Basins (referenced on Dejour’s June 22, ’06 press release).

On Friday June 23, 2006 Dejour and Brownstone filed a National Instrument 51-101 Report prepared by Ryder Scott Company of Calgary with the TSX Venture Exchange.

Please refer to Brownstone Ventures Inc.’s June 26, ’06 press release. www.brownstoneventures.com

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com